

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

<u>Via E-Mail</u>
Larry Page, Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

  Re: Google Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 20, 2012
     Form 10-K for the Fiscal Year Ending December 31, 2011
     Filed January 26, 2012
     File No. 000-50726

Dear Mr. Page:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Maryse Mills-Apenteng

               Maryse Mills-Apenteng
               Special Counsel

cc: <u>Via E-Mail</u>
   Katherine Stephens
   Director, Legal